

May 22, 2015

Via E-mail
Tianxiang Hu
Chairman and Chief Executive Officer
Jupai Holdings Limited
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

     Re: Jupai Holdings Limited
              Amendment No. 3 to Draft Registration Statement on Form F-1
              Submitted May 8, 2015
              CIK No. 0001616291

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   The staff appreciates receiving the draft legal opinion from the company's U.S. legal counsel with respect to the company's determination that it can rely upon the exclusions from investment company status under Sections 3(c)(2) and 3(b)(1) of the Investment Company Act. The staff will review this opinion and follow up with any additional questions. Please indicate to what extent the company's U.S. legal counsel anticipates there being any additional changes made to this opinion.

Corporate History and Structure, page 67

2. We note your response to comment 11 in our letter dated April 28, 2015, concerning shifting business operations that are not subject to foreign investment restrictions from your VIE to your wholly owned subsidiary. Please revise your disclosure to describe in greater detail the internal business reorganization that you completed in 2013. Please address the following:

   • Revise to clarify what specific actions were taken to accomplish the transferal of businesses from your VIE to your wholly owned subsidiary.
   • Revise to clarify the connection, if any, between the reorganization described on page 67 and the reorganization described on page F-8.
   • Revise to clarify the point from your response letter that the reorganization described on page 67 caused no substantive change in the management or operation of your businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

Critical Accounting Policies, page 85

Fair Value of Our Ordinary shares, page 90

3. Please revise your table and related disclosures (on pages 90-93) to include your April 2015 share option grant and any other equity issuances.

Business, page 107

Our Product Offerings, page 115

4. We note from your response to comment 27 in our letter dated April 28, 2015 that the recent increases in deferred revenue were driven by increases in cash payments received in relation to management fees and carried interest (primarily carried interest related to the ZhiFu Fund). In an effort to provide a more comprehensive understanding of the performance of each of your significant funds and the related performance fee/carried interest, and considering your anticipated growth in this area, please revise your table on page 118 or include an additional table to include, without limitation, the following information:

   • Identify each significant fund within each of your fund classifications (e.g. fixed income funds, private equity and venture capital funds, public market products, and other products, etc.), along with its inception date and maturity date or contractual end-date;
   • Disclose the current net asset value and the related performance fee/carried interest recognition threshold (if applicable);

- Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance fee/carried interest from the fund;
- Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds;
- Disclose the amount of performance fee/carried interest accrued as deferred revenue, the amount recognized in income to date, and the amount subject to clawback; and
- Include a brief explanation, if applicable, as to whether a change in the performance fee/carried interest threshold has occurred and to what extent.

5. We note your response to comment 24 in our letter dated April 28, 2015, concerning your real estate development-related products. Please revise to clarify, if true, that these products currently are structured as entrustment loans, meaning that you made loans to real estate developers to finance construction projects using funds provided by your investor clients. Also clarify, if true, that if the draft regulation circulated by the China Banking Regulatory Commission in January 2015 takes effect, you will be prohibited from offering these products, inasmuch as the draft regulation would prohibit a fund management company from acting as a lender of any entrustment loan that is sourced from crowd-funding. Clarify the relevance of the risk-factor disclosure in the second full paragraph on page 39.

Asset Management Business under E-House Capital, page 120

6. Revise your disclosure about E-House and its "leading position in the real estate industry" to clarify the total contribution in terms of assets and earnings that E-House will make to the combined Jupai/E-House entity after the offering as disclosed in your pro-forma presentation. Make similar changes to your disclosure about your business after the E-House acquisition, including on pages 2, 7 and 71.

Related Party Transactions, page 147

Transactions with Contractual Funds, page 148

7. We note your response to comment 27 in our letter dated April 28, 2015. Please revise your disclosure to discuss the significant contributing factors to the increase in your deferred revenue, similar to your discussion on page 12 of your response letter, in the second paragraph of your response.

Unaudited Pro Forma Condensed Consolidated financial Information, page P-1

Unaudited Pro Forma Condensed Combined Balance Sheet, page P-2

8. We note your response to comment 34 in our letter dated April 28, 2015 and the revisions made in adjustment (k) (here and on page P-6). It is clear from your disclosure that the automatic conversion of your mezzanine equity (i.e. Series A & B convertible redeemable

preferred shares) is triggered immediately upon the completion of the IPO, and not necessarily attributable to the acquisition of Scepter. Please revise your pro forma presentation to present the automatic conversion of your mezzanine equity in a separate column.

9.   In addition to our comment above, we understand that the proceeds raised and shares issued in connection with the IPO have no impact on the computation of the shares to be exchanged in the acquisition of Scepter. However, considering the significance of the IPO along with the other significant transactions that are occurring simultaneously (i.e. the acquisition of Scepter, and the automatic conversion of mezzanine equity), we continue to believe that the IPO should be presented in a separate pro forma column. We would not object to the presentation of the IPO effects and the automatic conversion effects presented in one column as long as those transactions are clearly distinguishable.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page P-4

Note 1 – Basis of Pro Forma Presentation, page P-4

10.   We note your revised disclosure and response related to comment 35 in our letter dated April 28, 2015. Please revise your disclosure to provide a more granular discussion of the resulting increase (decrease) in the total estimated purchase price. In this regard, explain in more detail how the increase (decrease) in the IPO price would impact your purchase price allocation to goodwill.

11.   We note your response to comment 36 in our letter dated April 28, 2015 regarding how you determined the fair value of the major assets and liabilities acquired from Scepter. Your disclosure in the first paragraph on page P-4 states that the company has assumed that the fair value of all assets and liabilities as of December 31, 2014, other than those identifiable intangible assets will approximate the carrying value as of the closing date of this offering (reference is made to (i) within). Please revise your disclosure to reflect more clearly how the fair value was determined, similar to your response.

12.   We note you used the excess earnings method to determine the fair value of your identified intangible asset (i.e. contract backlog). Please revise to disclose the significant assumptions used in your methodology.

Note 2 – Pro Forma Adjustments, page P-5

13.   We note your response to comment 37 in our letter dated April 28, 2015, where you indicate that the identifiable intangible asset (i.e. contract backlog) represents the investment management contracts and consultation contracts between Scepter and its clients. Please note, backlog typically represents unfinished work related to customer orders that have been received and are either incomplete or in the process of completion. If this is not an accurate reflection of your "contract backlog," please consider revising your description to more appropriately reflect what your identifiable intangible contract(s)

represent (e.g. customer relationships, customer contracts, etc.). Explain to us and revise your disclosure to clarify. It may be helpful to provide us with an example of your management and consultation contract(s).

14.   We note your computation of the number of ordinary shares to be issued for the acquisition of Scepter. Although we understand that the issuance of 1,061,600 share options to certain employees and senior management on April 2, 2015 (as disclosed in Note 16 – Subsequent Events, on page F-46) may not be directly attributable to the acquisition of Scepter, we note that the purchase price of Scepter is determined based on 20% of the total equity interests in the company on a fully diluted basis (including ordinary shares to be issued upon exercise of options outstanding) as of the closing of the IPO. In light of this, and considering the significance to the computation of the purchase price, please revise your disclosure and other related adjustments (e.g. Estimated purchase price within Note 1 on page P-4, Note 2 – adjustment F on page P-5, Note 3 – Pro Forma Shares on page P-6, etc.) to include the April 2, 2015 share option issuance.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

                                            Sincerely,

                                            /s/ Christian Windsor

                                            Christian Windsor
                                            Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP